[LOGO] CIT                         Joseph M. Leone          CIT Group Inc.
                                   Vice Chairman &          1 CIT Drive
                                   Chief Financial Officer  Livingston, NJ 07039
                                                            Tel:  973-740-5752
                                                            Fax:  973-740-5264
                                                            joe.leone@cit.com

                                              December 7, 2005

Mr. Kevin Vaughn
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Vaughn:

      Re: CIT Group Inc. Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Fiscal Quarter ended June 30, 2005
            File No. 001-31369

      This letter is being submitted on behalf of CIT Group Inc. (the "Company") in response to the additional comments raised in the letter of the staff of the Securities and Exchange Commission dated and received by the Company on November 21, 2005 relating to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 and Form 10-Q for the quarter ended June 30, 2005 (File No. 001-31309). The staff's additional comments followed up on the Company's letter dated October 25, 2005 in response to the staff's original comment letter dated September 29, 2005. The Company has set forth below its response to the first, second, fourth and fifth questions in the staff's letter dated November 21, 2005, which have been organized in the same manner in which the staff's comments were organized. The Company will respond to the staff's third question in a separate letter dated even date herewith. The Company believes that its responses in the aggregate address all of the staff's comments.

      In addition, as requested by the staff, the Company acknowledges that:

      o it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

      o staff comments or changes to disclosure in response to staff comments in the filings review by the staff do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and


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Kevin Vaughn
U.S. Securities and Exchange Commission
December 7, 2005
Page 2 of 5

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1. Please refer to our previous comment 2. Please tell us how you consider renegotiated and restructured payments in determining expected future cash flows for in production aircraft.

      Company response

      If a renegotiation or restructuring of an existing lease results in lower rental payments with respect to an in-production aircraft, we use the revised lease rental payments to determine the expected future cash flows.

2. Please tell us how you determined that the appraisal base values were the most directly relevant values to use in determining when to evaluate aircraft assets for impairment.

      Company response

      Most appraisers use the term "base value" for a future period when estimating future aircraft fair values and do not provide any other future estimated fair value. We believe in these instances that the "base value" for a future period represents future estimated fair value. In other instances in which an appraiser provides us with an "estimated future fair value" and describes the value in such terms, we use that value.

      We use the "base value" (i.e. estimated future fair value) with respect to determining expected future undiscounted cash flows relating to (a) future residual values of out-of-production aircraft and (b) projected fair value of in-production aircraft at the end of the term of an existing lease. By design, such "base value" (i.e. estimated future fair value) more directly corresponds to the future estimated value of the equipment than does either current market value or base value for the current period, because the "base value" (i.e. estimated future fair value) considers ongoing use and aging (e.g. "wear and tear") of the corresponding equipment and other relevant factors that affect equipment values over the projected timeframe, such as changes in regulations and technology.

      We do not use "base values" in determining fair value for purposes of measuring impairment.


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Kevin Vaughn
U.S. Securities and Exchange Commission
December 7, 2005
Page 3 of 5

3. For your cross currency swaps Items A and D, please tell us the following information.

            o These derivatives appear to be compound derivatives. Specifically tell us how you determined the classification of the hedging relationship as solely a cash flow hedge or fair value hedge;

            o For each contract, please tell us the specific critical terms of each hedging relationship;

            o Specifically tell us how you determined that the hedging relationship qualified to use the matched terms method of assessing hedge effectiveness under paragraph 65 of SFAS 133;

            o Tell us how you account for the change in fair value of the cross-currency swaps; and,

            o Tell us how you consider the counter party creditworthiness in your assessment of hedge effectiveness.

      Company response

      The Company's response to Question 3 will be forwarded separately simultaneously herewith.

4. We note your response to our previous comment 6 and that you evaluate newly purchased aircraft for impairment. Please tell us the following related to all of your purchase commitments:

            o     Tell us if your purchase commitments are noncancelable;

            o If your purchase commitments are noncancelable, please tell us how you evaluate potential losses related to the purchase commitment.

      Company response

            o     Tell us if your purchase commitments are noncancelable;

      All of our purchase commitments are noncancelable in the ordinary course of business. They do, however, contain usual and customary cancellation clauses covering such matters as satisfactory delivery of the equipment.


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Kevin Vaughn
U.S. Securities and Exchange Commission
December 7, 2005
Page 4 of 5

            o If your purchase commitments are noncancelable, please tell us how you evaluate potential losses related to the purchase commitment.

      We described our process with respect to deliveries of aerospace equipment in our response to Item 6 in our letter dated October 25, 2005. We monitor other equipment deliveries for possible impairment in a similar fashion based upon rental rates prevailing at the time of equipment delivery.

      We monitor market lease rental rates on an ongoing basis in the normal course of conducting our leasing businesses. If we experience a significant downturn during the commitment period in market lease rental rates, or if other market information indicates that equipment values have declined and may not be recoverable, we would then perform further analysis to determine whether impairment exists. We have concluded that no impairment existed during the purchase commitment period with respect to any of our equipment purchase commitments as of, and during, the periods reported in our December 31, 2004 Form 10-K.

5. We note your response to our previous comment 9. Please tell us the following related to the open litigation related to the NorVergence Leases and include the disclosures in your subsequent filings;

      o Disclose the dollar amount of potential claims filed by customers that did not settle;

      o Disclose if you have estimated additional probable losses related to these claims; and

      o Give an estimate or a range of estimates of future probable losses related to these claims.

      Company response

      The potential claims are primarily for rescission of the remaining NorVergence leases between CIT and customers who have not settled. The original principal amount of those leases subject to rescission totaled approximately $15.1 million, which amount includes approximately $12.2 million at September 30, 2005 that we previously charged off. Therefore, the maximum potential additional loss related to rescission claims is approximately $2.9 million ($15.1 million less $12.2 million). However, we do not believe that this outcome is probable. We do not believe that the claims for rescission will be sustained, because CIT took assignment of such leases in good faith and for valid consideration and is therefore entitled to payment from the lessee.

      In addition, the alleged class actions relating to CIT's NorVergence portfolio have


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Kevin Vaughn
U.S. Securities and Exchange Commission
December 7, 2005
Page 5 of 5

      sought punitive damages, treble damages, and attorneys' fees of unspecified or undeterminable amounts. In order to obtain punitive damages, treble damages, and attorneys fees, the alleged class members must demonstrate fraud, misrepresentations, or other unfair practices on the part of CIT, and we do not believe that the alleged class members can support such claims. We believe that the NorVergence lessees each executed a valid lease agreement with NorVergence, and CIT was merely an assignee of such leases. Prior to the execution of the lease, CIT did not have primary contact with or make any representations to the lessees. These facts do not support claims for punitive damages, treble damages or attorneys fees. Therefore, in our judgment, additional losses related to the open litigation with respect to the NorVergence leases is not reasonably possible. Accordingly, we concluded that both the measurement and disclosure thresholds within SFAS 5 were not met and we do not have estimated additional probable losses or an estimate or a range of estimates of future probable losses related to these claims.

                                    * * * * *

      If you have any questions concerning the matters referred to in this letter, please call the undersigned at (973) 740-5752.

                                                     Sincerely,

                                                     Joseph M. Leone
                                                     Vice Chairman and
                                                     Chief Financial Officer